Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated September 14, 2016, with respect to the consolidated financial statements of Student Transportation Inc. as of and for the years ended June 30, 2016 and 2015, included as an exhibit to this Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission.

MetroPark, New Jersey	/s/ Ernst & Young LLP
September 14, 2016